CUSIP No. 69318Q104	Page 1 of 6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. _)*

PBF LOGISTICS LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

69318Q104
(CUSIP Number)

December 31, 2014
Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69318Q104	Page 2 of 6

1.	NAMES OF REPORTING PERSONS
PBF Energy Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5.	SOLE VOTING POWER
17,171,077 (1)
NUMBER OF
SHARES	6.	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING		17,171,077 (1)
PERSON
WITH	8.	SHARED DISPOSITIVE POWER
0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,171,077 (1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
52.1% (2)

12.	TYPE OF REPORTING PERSON
CO

CUSIP No. 69318Q104	Page 3 of 6

Item 1(a).	Name of Issuer:
PBF Logistics LP (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:
One Sylvan Way, Second Floor
Parsippany, New Jersey 07054

Item 2(a).	Name of Person Filing:
PBF Energy Inc.

Item 2(b).	Address of Principal Business Office or if none, residence:
One Sylvan Way, Second Floor
Parsippany, New Jersey 07054

Item 2(c).	Citizenship:
Delaware

Item 2(d).	Title of Class of Securities:
Common Units representing limited partner interests.

Item 2(e).	CUSIP Number:
69318Q104

CUSIP No. 69318Q104	Page 4 of 6

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership:

(a) Amount beneficially owned: 17,171,077 (1)

(b) Percent of Class: 52.1% (2)

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 17,171,077 (1)

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 17,171,077 (1)

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or control person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

_______________________
(1)	Includes 1,284,524 common units representing limited partner interests (“Common Units”) and 15,886,553 subordinated units representing limited partner interests (“Subordinated Units”) which are held by PBF Energy Company LLC (“PBF LLC”). PBF Energy Inc. (“PBF Energy”) is the sole managing member of PBF LLC, owns approximately 94.1% of the economic interests in PBF LLC and operates and controls all of PBF LLC’s business and affairs and consolidates the financial results of PBF LLC and its subsidiaries. PBF Energy also indirectly owns a non-economic general partner interest in the Issuer through PBF Logistics GP LLC, a wholly owned subsidiary of PBF LLC, and all of the Issuer’s incentive distribution rights. The Subordinated Units may convert into Common Units on a one-for-one basis once the Issuer has met specified distribution targets and successfully completed other tests, as set forth in the Issuer’s Second Amended and Restated Agreement of Limited Partnership, which is incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on September 19, 2014. PBF Energy disclaims beneficial ownership of all Common Units and Subordinated Units reported herein in excess of its pecuniary interest.

(2)	Based upon 17,097,024 Common Units and 15,886,553 Subordinated Units outstanding as of December 31, 2014.

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Item 10.	Certifications:

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2015	PBF Energy Inc.

	By:	/s/ Jeffrey Dill
Senior Vice President, General Counsel